UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )*

Under the Securities Exchange Act of 1934

UNIVERSAL AMERICAN CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

        91338E101
(CUSIP Number)

Michael C. Neus Perry Corp. 767 Fifth Avenue, 19th Floor New York, New York 10153 (212) 583-4000
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

             April 29, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 11 Pages

CUSIP No. 91338E101	Page 2 of 11 Pages

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Perry Corp.

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

New York

	7	Sole Voting Power
Number of Shares		7,694,185
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 7,694,185
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

7,694,185

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                           [  ]

13           Percent of Class Represented By Amount in Row (11)

9.83%

14           Type of Reporting Person (See Instructions)

IA, CO

CUSIP No. 91338E101	Page 3 of 11 Pages

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Richard C. Perry

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		7,694,185 (all shares beneficially owned by Perry Corp.)
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 7,694,185 (all shares beneficially owned by Perry Corp.)
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

7,694,185

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                           [  ]

13           Percent of Class Represented By Amount in Row (11)

9.83%

14           Type of Reporting Person (See Instructions)

IN, HC

CUSIP No. 91338E101	Page 4 of 11 Pages

Item 1.                 Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Shares”) of Universal American Corp., a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is Six International Drive, Suite 190, Rye Brook, NY 10573.

Item 2.                  Identity and Background.

This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen (collectively, the “Reporting Persons”).  Perry Corp. is a registered investment adviser that provides investment management services to private investment funds (the “Perry Funds”).  Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp.  The principal business address of each of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153.  A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Exhibit B, which is incorporated herein by reference.

Except as set forth below, during the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Exhibit B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 21, 2009, Perry Corp. settled an administrative proceeding brought by the SEC pursuant to which, while neither admitting nor denying the charges, Perry Corp. agreed to the entry of a cease and desist order requiring future compliance with Section 13(d) under the Securities Exchange Act of 1934 and Rule 13d-1 thereunder, a censure and payment of a $150,000 penalty.  The order resolves the SEC’s inquiry into Perry Corp.’s acquisition of shares of Mylan Corporation in 2004.  Additional information regarding the terms of the settlement can be found in SEC Release No. 34-60351, dated July 21, 2009.

Item 3.                 Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On April 29, 2011 (the “Closing Date”), CVS Caremark Corporation (“CVS”) and Universal American Corporation (“Old UAM”) consummated the Merger (as defined below) contemplated by the Agreement and Plan of Merger, dated December 30, 2010, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated March 30, 2011, by and among CVS, the Company (f/k/a Ulysses Merger Sub, L.L.C.), and Old UAM (as amended, the “Merger Agreement”).  Pursuant to the terms of the Merger Agreement and the Separation Agreement, dated as of December 30, 2010, as amended by that certain Amendment No. 1 to Separation Agreement, dated March 8, 2011 (as amended, the “Separation Agreement”), by and among CVS, the Company (f/k/a Ulysses Merger Sub, L.L.C.), and Old UAM, the Perry Funds became entitled to receive: (i) 6,811,933 Shares and $95,367,062 in cash in

CUSIP No. 91338E101	Page 5 of 11 Pages

exchange for 6,811,933 shares of common stock of Old UAM, (ii) 4,900 Shares and $68,600 in cash in exchange for 4,900 shares of restricted common stock of Old UAM, and (iii) 850,000 shares of common stock, par value $0.01 per share, of the Company, 3,300,000 shares of non-voting common stock, par value $0.01 per share, of the Company, and $58,100,000 in cash in exchange for 41,500 shares of Series A Preferred Stock of Old UAM.  Pursuant to the terms of the Separation Agreement, the Perry Funds became entitled to receive 27,352 Shares and $255,542.32 in cash in exchange for 45,200 options of Old UAM.

Pursuant to the Amended and Restated Certificate of Incorporation of the Company, filed March 31, 2011 ("Certificate of Incorporation"), the Reporting Persons or an affiliate of the Reporting Persons may elect to convert each share of non-voting common stock, par value $0.01 per share, of the Company into one fully paid and non-assessable Share of the Company’s common stock so long as after such conversion the Reporting Persons and their affiliates collectively will not beneficially own Shares in excess of 9.9% of the Shares then outstanding.

References to, and descriptions of, the Merger Agreement, the Separation Agreement, and the Certificate of Incorporation set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Merger Agreement, Separation Agreement, and the Certificate of Incorporation.  The Merger Agreement is included as Annex A to Universal American Corporation’s Definitive Proxy Statement filed April 4, 2011, and is incorporated herein by reference into this Item 3 in its entirety.  The Separation Agreement is included as Annex B to Universal American Corporation’s Definitive Proxy Statement filed April 4, 2011, and is incorporated herein by reference into this Item 3 in its entirety.  The Certificate of Incorporation is included as Exhibit 3.1 to the Company's Registration Statement on Form S-4/A, filed March 31, 2011, and is incorporated herein by reference into this Item 3 in its entirety.

Item 4.                 Item 4. Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On December 30, 2010, CVS, the Company (f/k/a Ulysses Merger Sub, L.L.C.), and Old UAM entered into the Merger Agreement.  Pursuant to the Merger Agreement, CVS acquired Old UAM’s Medicare Part D business through a merger of Old UAM with and into CVS (the “Merger”).  Immediately prior to the Merger, old UAM transferred its Medicare Advantage and Traditional Insurance businesses, together with all other assets and liabilities of old UAM not related to its Medicare Part D business, to the Company.  Upon consummation of the Merger, the Perry Funds received the merger consideration described in Item 3 and immediately after consummation of the Merger Mr. Perry was appointed to the board of directors of the Company effective as of the Closing Date.  On May 2, 2011, the Company granted to the Perry Funds, at the direction of Mr. Perry, options to purchase an aggregate of 33,000 Shares at an exercise price of $9.33 per Share.  The options vest as follows: (i) 8,250 Shares vest on May 2, 2012; (ii) 8,250 Shares vest on May 2, 2013; (iii) 8,250 Shares vest on May 2, 2014; and (iv) 8,250 Shares vest on May 2, 2015.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right to at any time or from time to time (i) purchase or otherwise acquire additional Shares or other securities of the Company, or instruments convertible into or exercisable for any such securities or instruments into which any such securities are convertible into or exchangeable for (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, (v) contact and discuss matters with other persons, including other shareholders of the Company, and/or (vi) encourage (including, without limitation, through their employees on the Company’s board of directors and/or communications with directors, management, and

CUSIP No. 91338E101	Page 6 of 11 Pages

existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (B) changes to the Company’s capitalization or dividend policy, or (C) other changes to the Company’s business or structure.

Item 5.                 Interest in Securities of the Issuer.

(a) – (b) Perry Corp. may be deemed to be the indirect beneficial owner of 7,694,185 Shares, which constitutes approximately 9.83% of the Company’s outstanding Shares.  Perry Corp. may be deemed to have sole power to vote and sole power to dispose of 7,694,185 Shares.  By virtue of his position as President, sole director and sole shareholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own 7,694,185 Shares.  Each of Perry Corp. and Richard C. Perry may also be deemed to be the indirect beneficial owner of 3,300,000 shares of the Company’s non-voting common stock, par value $0.01.

The percentage in the immediately foregoing paragraph is calculated based on a total of 78,238,990 Shares outstanding.

None of the persons listed in Exhibit B hereto (other than the Reporting Persons as disclosed herein) beneficially own Shares.

(c)           Other than the transactions disclosed in Items 3 and 4, there have been no transactions with respect to the Shares during the sixty days prior to the Date of Event by either Perry Corp. or Richard C. Perry or any of the persons listed in Exhibit B hereto.

(d)           The limited partners of (or investors in) each of two or more private investment funds, or their respective subsidiaries or affiliated entities, for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock (as well as preferred stock and options) held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 91338E101	Page 7 of 11 Pages

Item 7.                 Material to be Filed as Exhibits.

Exhibit A - Agreement between Perry Corp. and Richard C. Perry to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit B - Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).

Exhibit C - Power of Attorney, dated June 21, 2005.

Exhibit D* - Agreement and Plan of Merger, dated as of December 30, 2010, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of March 30, 2011, by and among CVS Caremark Corporation, Ulysses Merger Sub, L.L.C. and Universal American Corp.

Exhibit E** - Separation Agreement, dated as of December 30, 2010, as amended by that certain Amendment No. 1 to Separation Agreement, dated as of March 8, 2011, by and among CVS Caremark Corporation, Ulysses Merger Sub, L.L.C. and Universal American Corp.

Exhibit F*** - Amended and Restated Certificate of Incorporation of Universal American Spin Corp.

* Incorporated by reference to Annex A to Universal American Corporation’s Definitive Proxy Statement filed April 4, 2011.
** Incorporated by reference to Annex B to Universal American Corporation’s Definitive Proxy Statement filed April 4, 2011.
***Incorporated by reference to Exhibit 3.1 to Universal American Spin Corporation's Registration Statement on Form S-4/A, filed March 31, 2011.

CUSIP No. 91338E101	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 3, 2011	PERRY CORP.

By: /s/ Michael C. Neus*
Name: Richard C. Perry
Title: President

Date: May 3, 2011	RICHARD C. PERRY

By: /s/ Michael C. Neus*

*By Michael C. Neus, attorney-in-fact

CUSIP No. 91338E101	Page 9 of 11 Pages

EXHIBIT A

AGREEMENT
JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Universal American Corp., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: May 3, 2011	PERRY CORP.

By: /s/ Michael C. Neus*
Name: Richard C. Perry
Title: President

Date: May 3, 2011	RICHARD C. PERRY

By: /s/ Michael C. Neus*

*By Michael C. Neus, attorney-in-fact

CUSIP No. 91338E101	Page 10 of 11 Pages

EXHIBIT B

Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)

Name	Title
Randall Borkenstein	Chief Financial Officer and Treasurer
Michael C. Neus	General Counsel and Secretary
Paul Leff	Managing Director and Chief Investment Officer
Alp Ercil	Managing Director
Andy Isikoff	Managing Director
David Russekoff	Managing Director
George Brokaw	Managing Director
Adam Stanislavsky	Managing Director

Each of the persons listed above is a citizen of the United States of America.  The business address for each of the persons listed above is: c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.

CUSIP No. 91338E101	Page 11 of 11 Pages

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, RICHARD PERRY, hereby make, constitute and appoint each of PAUL LEFF and MICHAEL NEUS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an officer of, shareholder of or in other capacities with Perry Corp. ("Perry") and each of its affiliates or entities advised by me or Perry, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 21st day of June 2005.

/s/ Richard Perry
Richard Perry